                                                                                       Exhibit 12.1

                                          Brandywine Realty Trust
        Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
                                               (in thousands)

                                                            For the years ended December 31,
                                                -----------------------------------------------------
                                                   2003       2002       2001       2000       1999
                                                   ----       ----       ----       ----       ----
Earnings before fixed charges:
Add:
    Income from continuing operations           $ 74,480   $ 47,842   $ 20,426   $ 38,650   $ 21,759
    Distributions to preferred unitholders         7,069      7,069      7,069      7,069      6,103
    Minority interest of preferred unitholders     7,069      7,069      7,069      7,069      6,103
    Fixed charges - per below                     81,382     88,856     95,533     96,510     84,477
    Cash distributions from income from
      equity investments                           3,310      2,956      5,492          -      1,671
Less:
    Income from equity method investments            (52)      (987)    (2,768)    (2,961)    (1,059)
    Capitalized interest                          (1,503)    (2,949)    (5,178)    (8,182)    (2,100)
    Distributions to preferred unitholders        (7,069)    (7,069)    (7,069)    (7,069)    (6,103)
    Income allocated to preferred
      shareholders                               (11,906)   (11,906)   (11,906)   (11,906)    (4,790)
                                                -----------------------------------------------------

Earnings before fixed charges                   $152,780   $130,881   $108,668   $119,180   $106,061
                                                =====================================================

Fixed charges:
Interest expense (including amortization)       $ 57,835   $ 63,522   $ 67,496   $ 64,746   $ 69,800
Capitalized interest                               1,503      2,949      5,178      8,182      2,100
Proportionate share of interest for
    unconsolidated investments                     3,069      3,410      3,884      4,607      1,684
Distributions to preferred unitholders             7,069      7,069      7,069      7,069      6,103
Income allocated to preferred                     11,906     11,906     11,906     11,906      4,790
                                                -----------------------------------------------------

Fixed charges                                   $ 81,382   $ 88,856   $ 95,533   $ 96,510   $ 84,477
                                                =====================================================

Fixed Charge Coverage Ratio                         1.88       1.47       1.14       1.23       1.26
                                                =====================================================